UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                            SCHEDULE 13G
              Under the Securities Exchange Act of 1934


                         (Amendment No. 6)*


                  FOREMOST CORPORATION OF AMERICA
                          (Name of Issuer)


                    COMMON STOCK, $1.00 PAR VALUE
                     (Title of Class Securities)

                              345469100
                           (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 345469100              13G                     PAGE 2 OF 5 PAGES
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1.             NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON:

               CORTLAND ASSOCIATES, INC.
               EIN 43-1504890
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2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
               (a)
               (b)
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3.             SEC USE ONLY:

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4.             CITIZENSHIP OR PLACE OF ORGANIZATION:

               Missouri, USA
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               5.   SOLE VOTING POWER:           22,839

NUMBER OF      -----------------------------------------------------------
SHARES         6.   SHARED VOTING POWER:        279,920
BENEFICIALLY
OWNED BY       -----------------------------------------------------------
EACH           7.   SOLE DISPOSITIVE POWER:     992,174
REPORTING
PERSON         -----------------------------------------------------------
WITH:          8.   SHARED DISPOSITIVE POWER:         0

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9.             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON:  992,174
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10.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES: _______
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11.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

               10.745%
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12.            TYPE OF REPORTING PERSON

               IA/CO
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CUSIP NO. 345469100              13G                     PAGE 3 OF 5 PAGES
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Item 1(a)    Name of Issuer.

             Foremost Corporation of America

      (b)    Address of Issuer's Principal Executive Offices.

             5600 Beech Tree Lane
             Caledonia, MI  49316

Item 2(a)    Name of Persons Filing.

             Cortland Associates, Inc.

      (b)    Address of Principal Business Office or, if None,
             Residence of All Persons Filing.

             8000 Maryland Avenue, Suite 730, St. Louis, MO 63105

      (c)    Citizenship.

             Missouri, USA

      (d)    Title of Class of Securities

             Common Stock, $1.00 Par Value.

      (e)    CUSIP Number.

             345469100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)     Broker or Dealer registered under Section 15 of the Act
     (b)     Bank as defined in Section 3(a)(6) of the Act
     (c)     Insurance Company as defined in Section 3(a)(19) of the Act
     (d) Investment Company registered under Section 8 of the Investment Company Act
     (e) X Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
     (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
             Security Act of 1974 or Endowment Fund: see Sec. 240.13d-1(b)(1)(ii)(F)
     (g) Parent Holding Company, in accordance with Sec. 240.13d-1(b)(ii)(G) (Note: See Item 7)
     (h)     Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H)

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CUSIP NO. 345469100              13G                     PAGE 4 OF 5 PAGES
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Item 4.  Ownership.

   (a)  Amount Beneficially Owned:

        992,174 shares

   (b)  Percent of Class:

        10.745% (based on reported shares outstanding as of September 30, 1997)

   (c)  Number of shares as to which such person has:

     (i) sole power to vote or to direct the vote: . . . . . .     22,839

    (ii) shared power to vote or direct the vote:  . . . . . .    279,920

   (iii) sole power to dispose or to direct the disposition of:   992,174

    (iv) shared power to dispose or to direct the disposition of:       0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ___.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

All securities being reported upon in this Schedule are held by investment advisory clients of Cortland Associates, Inc. (the "Adviser"). Various principals of the Adviser (or members of their families) own directly or beneficially 95,499 additional shares of the Issuer, but none of such principals owns 50% or more of the shares of the Adviser or 5% or more of the shares of the Issuer.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

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CUSIP NO. 345469100              13G                     PAGE 5 OF 5 PAGES
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Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            Date:   February 9, 1998


                            Signed: WILLIAM M. CAREY
                                    William M. Carey

                            Name:   William M. Carey
                            Title:  President